Exhibit 99.1

Rogers provides update to 2023 financial guidance to give effect to its acquisition of Shaw Communications

TORONTO, March 31, 2023 - Rogers Communications Inc. today announced an update to its 2023 financial guidance ranges originally provided on February 2, 2023 to give effect to its anticipated acquisition of Shaw Communications Inc. (the “Shaw Transaction”).

(In millions of dollars, except percentages; unaudited)	2022 Actual	Initial 2023 Guidance Ranges [1]	Updated 2023 Guidance Ranges[1]
Consolidated Guidance
Total service revenue	13,305	Increase of 4% to 7%	Increase of 26% to 30%
Adjusted EBITDA [2]	6,393	Increase of 5% to 8%	Increase of 31% to 35%
Capital expenditures [3,4]	3,075	3,100 to 3,300	$3,700 to $3,900
Free cash flow [2,4]	1,773	2,000 to 2,200	$2,000 to $2,200

[1]

Guidance ranges presented as percentages reflect percentage increases over Rogers’ full-year 2022 results and includes the results of the acquired Shaw business from and after the anticipated closing on or prior to April 7, 2023.

[2]

Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. See “Non-GAAP and Other Financial Measures” in our MD&A for the year ended December 31, 2022 and filed on March 9, 2022, which section is incorporated herein by reference and available at sedar.com, for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

[3]

Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[4]

The initial guidance ranges we provided on February 2, 2023 for capital expenditures and free cash flow excluded capital expenditures on integration-related activities in preparation for the acquisition of Shaw and, in the case of free cash flow, the effect of Shaw senior note financing. Our 2022 actual and our updated guidance ranges include the capital expenditures on integration-related activities for the full year and net interest on Shaw senior note financing.

The above table outlines guidance ranges for selected full-year 2023 consolidated financial metrics giving effect to the Shaw Transaction, including Shaw’s prior sale of Freedom Mobile to Videotron Ltd. (the “Freedom Transaction”), assuming each are completed by April 7, 2023. These guidance ranges take into consideration our current outlook and the 2022 results of each of Rogers and Shaw. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2023 financial results for evaluating the performance of our business assuming completion of the Shaw Transaction. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” below (including the material assumptions listed under the heading “Key assumptions underlying our full-year 2023 guidance”) and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Caution Regarding Forward-Looking Statements

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), including, without limitation, our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow and our assumptions underlying that guidance, including as to the anticipated completion, and the anticipated benefits and effects, of the Shaw Transaction. Forward-looking information includes statements that are not historical facts and may in some cases be identified by words such as “will”,

“anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance and includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect.

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical, and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	sports-related work stoppages or cancellations and labour disputes;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•	risks related to the Shaw Transaction, including the possibility:

•	of further litigation or regulatory proceedings associated with the Shaw Transaction;

•	we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;

•	the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and

•

that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected; and

•	the other risks outlined in “Risks and Uncertainties Affecting our Business” in our 2022 Annual MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans.

We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology and network deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions;

•	industry structure and stability; and

•	the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this press release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Key assumptions underlying our full-year 2023 guidance

Our updated 2023 guidance ranges presented above are based on many assumptions including, but not limited to, the following material assumptions:

•	continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;

•	the Shaw Transaction closes by April 7, 2023;

•	the combined entity continues to invest in similar amounts to pre-transaction levels to deliver better services to more Canadians;

•	anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction are realized;

•	no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;

•	overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;

•	continued subscriber growth in Internet at or above previous performance;

•

declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;

•	in Media, continued growth in sports and relative stability in other traditional media businesses;

•	no significant sports-related work stoppages or cancellations will occur;

•	with respect to capital expenditures:

•

we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;

•	a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

•	key interest rates remain relatively stable throughout 2023; and

•	we retain our investment-grade credit ratings.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2022 Annual MD&A entitled “Regulation in Our Industry”, “Risk Management” and “Environmental, Social and Governance (ESG)”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

About this Press Release

The financial information contained in this press release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This press release should be read in conjunction with our 2022 Annual MD&A, our 2022 Audited Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All dollar amounts are in Canadian dollars and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at March 31, 2023 and was approved by RCI’s Board of Directors (the Board).